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                                                                    EXHIBIT 99.6

                            GRANITE FINANCIAL, INC.
                     16100 TABLE MOUNTAIN PARKWAY, SUITE A
                             GOLDEN, COLORADO 80403

                                JANUARY 16, 1998

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Granite Financial, Inc. ("Granite"), which will be held on Tuesday, February 24, 1998, at 10:00 a.m., local time, at the offices of Granite, 16100 Table Mountain Parkway, Suite A, Golden, Colorado 80403.

     At this important meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 17, 1997 (the "Merger Agreement"), by and among Granite, Fidelity National Financial, Inc. ("Fidelity"), and Granite Acquisition Corp., a newly-formed, wholly-owned subsidiary of Fidelity ("Merger Sub"), and the merger (the "Merger") of Merger Sub with and into Granite. As a result of the Merger, Granite will become a wholly-owned subsidiary of Fidelity and each outstanding share of Granite Common Stock will be converted into 0.7711 shares of Fidelity Common Stock. The foregoing exchange ratio is subject to adjustment as provided in the Merger Agreement.

     Your Board of Directors has carefully considered the terms and conditions of the proposed Merger and has determined that the Merger is fair to and in the best interests of Granite and its stockholders. THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE STOCKHOLDERS OF GRANITE APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Granite stockholders at the Special Meeting (as well as the actions to be taken by the Fidelity stockholders at their special meeting) and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger and includes information about Granite and Fidelity.

     Whether or not you plan to attend the Special Meeting, please complete, sign, date and return your proxy card in the enclosed envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy card. It is important that your shares be represented and voted at the Special Meeting.

                                          Sincerely,


                                          ---------------------------------
                                          William W. Wehner,
                                          Chairman of the Board and Chief
                                          Executive Officer